ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

December 16, 2011

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz; Laura Hatch

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A, filed on September 30, 2011

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) via telephone on November 10, 2011, relating to Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A filed on September 30, 2011 regarding the Managed Futures Solutions Fund, a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Cover

Comment #1

Given the name of the Managed Futures Solutions Fund (the “Fund”), please include a statement explaining that the Fund will invest at least 80% of its assets pursuant to a managed futures strategy.

Response #1

The name of the Fund has been changed to the “SFG Futures Strategy Fund.”

Summary Section - Fees and Expenses of the Fund

Comment #2

Please note that the term of the operating expense limitation agreement between Solutions Fund Group, Inc. (the “Advisor”) and the Fund must be at least one year.

Response #2

We confirm that the operating expense limitation will be through March 31, 2013.

Summary Section - Principal Investment Strategies

Comment #3

Please explain the “Global Macro Managed Futures Overlay” in plain English terms.

Response #3

In response to your comment, the “Global Macro Managed Futures Overlay” is now described as the “Global Macro Managed Futures Strategy.”  Please see the Fund’s revised disclosure below:

 Global Macro Managed Futures Strategy: The global macro managed futures strategy seeks to provide returns non-correlated with traditional portfolios through allocation (through one or more Underlying Pools, as defined below) to exchange traded and CFTC approved financial instruments. Implementation of the strategy is based on multiple forms of diversification: 1) across market sectors; 2) across geography; 3) across investment horizon; and 4) across tactical strategies such as trend following and mean reversion. The fundamental strategy will be deployed by allocating assets to multi-strategy single portfolio managers and/or one or more commodity pools (each an “Underlying Pool”), including one or more commodity pools operated by Efficient Capital Management, LLC.  Efficient Capital Management, LLC, as manager of one or more Underlying Pools, allocates to commodity trading advisors (each a “CTA”) – via separately managed accounts - according to the CTA’s correlation to the Underlying Pool’s overall portfolio.  Each Underlying Pool invests according to such Underlying Pool manager’s trading strategy, and will generally trade a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, listed options and foreign exchange. Trade duration spans across various time frames and could last over one year. Quantitative models driven mainly by volatility and correlation measurements are employed to control investment biases on the decisions that determine the portfolio’s leverage and entry and exit trade signals.

Comment #4

Are the Underlying Pools hedge funds, commodity pools, or both?

Response #4

The Underlying Pools will only be commodity pools. Please see the revised disclosure included in Response #3 above.

Comment #5

Will Efficient Capital Management be deemed a sub-adviser of the Fund or the Fund’s wholly-owned subsidiary (the “Subsidiary”)? If not, please explain why not.

Response #5

Efficient Capital Management will not be deemed a sub-adviser of the Fund or the Subsidiary. Efficient Capital Management operates an Underlying Pool in which the Subsidiary will invest, but does not directly manage any portion of the Fund’s assets. The Fund is a passive investor in the Underlying Pools, and there is no contractual relationship between Efficient Capital Management and the Fund or the Subsidiary.

Comment #6

Please include additional disclosure regarding the Underlying Pools operated by Efficient Capital Management.  Were any such pools established for the purpose of serving as Underlying Pools for the Fund? What percentage of such pools will be owned by the Fund? How are these pools treated for Investment Company Act of 1940 (“1940 Act”) purposes? Finally, please describe the history of the Fund’s relationship with Efficient. Please note that this disclosure may be included in the Fund’s statement of additional information rather than in its prospectus.

Response #6

None of the Underlying Pools operated by Efficient Capital were created for the purpose of serving as Underlying Pools for the Fund. It is expected that neither the Fund nor the Subsidiary will hold voting securities of any Underlying Pool, and that the the Subsidiary will not have a majority economic stake in any Underlying Pool. Efficient Capital Management would not collect a management fee at the Underlying Pool level under this agreement. The following language has been added under the heading “Investment Policies, Strategies and Associated Risks – Underlying Pools” in the Fund’s statement of additional information:

“The Fund may invest in one or more Underlying Pools operated by Efficient Capital Management LLC (“Efficient Capital Management”). Efficient Capital Management is registered as a commodity pool operator and a commodity trading advisor with the National Futures Association (“NFA”), and has been registered as an NFA Member since March 1999. Generally, Efficient Capital Management allocates trading authority for the pools that it operates to other commodity trading advisors via managed accounts. Neither the Underlying Pools nor any managed accounts through which the Fund or the Subsidiary may invest in the Underlying Pools will be registered as investment companies with the Securities and Exchange Commission.  The Underlying Pools are commodity pools, and accordingly, are not subject to regulation as investment companies. The managed accounts will rely on exemptions from registration as investment companies. Efficient Capital Management has approximately $700 million in assets under management as of November 2011. Lawrence Shover, the Fund’s Chief Investment Officer, has acted as an advisor to Efficient Capital Management in the past but has discontinued his association with Efficient Capital Management prior to the date hereof.”

Comment #7

The prospectus states that Efficient Capital Management allocates to trading managers via separately managed accounts. Please provide additional disclosure with respect to these managed accounts. What is the 1940 Act status of these managed accounts? Are they managed by a registered investment adviser or a commodity trading advisor? Do these managed accounts have their own fees? If so, are such fees included in the Fund’s Fees and Expenses table?

Response #7

As previously noted, the Underlying Pools are operated as commodity pools.  Efficient Capital Management allocates assets of an Underlying Pool to a variety of commodity trading advisors through the managed accounts.  The managed accounts are not investment companies and are not registered as such under the 1940 Act. Please see the disclosure included in Response #6 above and Response #19 below. These managed accounts do have their own fees, however, as it is not anticipated that the Fund will have control of the Underlying Pool, including economic control, the fees associated with the managed accounts will not be reflected in the Fund’s Fees and Expenses table although those fees, as well as the Fund’s total operating expenses including those fees, will be disclosed in a footnote to the fee table.

Comment #8

Please confirm that the Fund will not have economic control of the Underlying Pools.

Response #8

It is not anticipated that the Fund will have economic control any Underlying Pool at this time.

Comment #9

The prospectus states in its description of the Fund’s Absolute Return Strategy that the Fund aims to produce risk-adjusted returns and absolute returns. Why is this not included in the Fund’s investment objectives?

Response #9

The Investment Objective has been revised in response to your comment. Please see the revised disclosure below:

Investment Objective.  The primary investment objective of the SFG Futures Strategy Fund (the “Fund”) is long-term growth of capital aimed to produce risk-adjusted returns and absolute returns over a full market cycle while managing risk exposure.

Comment #10

Please explain what you mean by “replication strategy.” This is typically something that one would see in an index fund.

Response #10

The sentence referred to in your comment has been revised in response to your comment. Please see the revised disclosure below:

The Fund implements these sub-strategies by investing in publicly traded ETFs, ETNs or open-end mutual funds that are linked to a specific index, along with fixed income securities, as part of the overall absolute return strategy.

Summary Section - Principal Risks

Comment #11

If Derivatives Risk and Fixed Income Securities Risk are principal risks, please describe how they find into the Fund’s overall principal investment strategy.

Response #11

While the Fund will not directly invest in derivatives, the Underlying Pools may trade futures, options on futures, forwards, and interbank foreign exchange contracts. Please see the revised Derivatives Risk disclosure included in the prospectus summary below:

Derivatives Risk: The Underlying Pool’s use of derivative instruments exposes the Fund to risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, counterparty default risk and tracking risk.

Please see the revised Derivatives Risk disclosure included in the statutory prospectus below:

Derivatives Risk: The Underlying Pools may use derivatives (including options, futures and options on futures) to enhance returns or hedge against market declines. The Underlying Pools’ use of derivative instruments exposes the Fund to risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Underlying Pool, and, indirectly, the Fund. Because option premiums paid or received by the Underlying Pool are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The Fund may invest in fixed income securities to enhance the absolute return and managed futures strategies. Please see the section entitled “Principal Investment Strategies – Absolute Return Strategy” and the disclosure included in Response #10 above.

Comment #12

Does the Leverage Risk risk factor apply to the Fund as a whole, or only to entities in which the Fund invests? Will these entities be subject to the same 1940 Act restrictions and limitations as the Fund?

Response #12

The Leverage Risk disclosure only applies to the Underlying Pools. The Underlying Pools will not be subject to the 1940 Act leverage restrictions; however, the Fund and Subsidiary will be subject to such restrictions on a consolidated basis. Please see the revised Leverage Risk disclosure as included in the prospectus summary:

Leverage Risk: Using derivatives to increase the Underlying Pools’ combined long and short exposure creates leverage, which can magnify the Underlying Pools’ potential for gain or loss and, therefore, amplify the effects of market volatility on the Underlying Pools’ (and, indirectly, the Fund’s) share price.

Please see the revised Leverage Risk disclosure as included in the statutory prospectus:

Leverage Risk: Using derivatives to increase the Underlying Pools’ combined long and short position exposure creates leverage, which can amplify the effects of market volatility on the Underlying Pools’ share price and make the Underlying Pools’ (and, indirectly, the Fund’s) returns more volatile. The use of leverage may cause the Underlying Pools to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations. The use of leverage may also cause the Underlying Pool (and, indirectly, the Fund) to have higher expenses than those of mutual funds that do not use such techniques.

Comment #13

Please include language in the Tax Risk paragraph explaining the freeze on IRS public letter rulings. State whether or not the Fund will be relying on an opinion of counsel.

Response #13

The Fund will not be relying on an opinion of counsel with respect to the Fund’s tax status. The “Tax Risk” risk factor included in the prospectus summary has been revised in response to your comment. Please see the revised risk factor below:

“Tax Risk.  Certain of the Fund’s investment strategies, including transactions in options and futures contracts, may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund.  Also, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the U.S. federal tax requirements that apply to the Fund.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.  Additionally, the Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  However, the IRS has suspended issuance of any further letters pending a review of its position.  If the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.”

The “Tax Risk” risk factor included in the statutory prospectus has been revised in response to your comment. Please see the revised risk factor below:

“Tax Risk:  The Fund’s short sales and transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.  Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”).  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  However, the Fund currently does not intend to request a private letter ruling from the IRS.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.”

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #14

Please explain how the Global Macro Managed Futures Overlay and the Absolute Return Strategy work together.

Response #14

Please see the revised disclosure included in Response #3 above. The “Global Macro Managed Futures Overlay” is now referred to as the “Global Macro Managed Futures Strategy.” The Advisor intends to utilize the Global Macro Managed Futures Strategy together with the Absolute Return Strategy to attempt to lower portfolio volatility while enhancing returns over a suitable time horizon.

Comment #15

The prospectus states that the Global Macro Managed Futures Overlay seeks to provide returns non-correlated with traditional portfolios through allocation to exchange traded and CFTC approved financial instruments. Are the “CFTC approved financial instruments” in addition to the exchange traded funds? Please provide additional disclosure as to what this is referring to.

Response #15

The Underlying Pools will invest in CFTC approved financial instruments such as futures, forwards, options on futures, and interbank foreign exchange contracts, as disclosed in the “Global Macro Managed Futures Strategy” description. Please see Response #3 above.

Comment #16

Please provide additional disclosure regarding the Hedge Fund Replication Index. Is this proprietary or generally available?

Response #16

The references to a “Hedge Fund Replication Index” have been removed from the prospectus and statement of additional information. Please see the revised description of the Absolute Return Strategy below:

Absolute Return Strategy: The Fund utilizes strategies and investment techniques aimed to produce risk-adjusted returns and absolute returns over a full market cycle while managing risk exposure. These strategies are common hedge fund-type strategies and may attempt to exploit disparities or inefficiencies in markets, geographical areas, and companies; take advantage of security mispricings or anticipated price movements; and/or benefit from cyclical themes and relationships or special situations and events (such as spin-offs or reorganizations). Such strategies may have low sensitivity to traditional markets because they seek opportunities and risks that are unrelated to traditional markets.

The Fund pursues its investment objective by aiming to provide exposure to several strategies often referred to as “absolute return” strategies.  Utilizing a well-diversified portfolio of instruments, the Fund seeks exposure to the following sub-strategies:  Convertible Arbitrage, Event Driven Arbitrage, Fixed Income Arbitrage, Equity Market Neutral and Long/Short Equity.  Through exposure to these sub-strategies, the Fund attempts to generate positive absolute returns over time.  The Fund implements these sub-strategies by investing in publicly traded ETFs, ETNs or open-end mutual funds that are linked to a specific index, along with fixed income securities, as part of the overall replication strategy.

Comment #17

Please explain how convertible bonds fit into the Fund’s principal strategies.

Response #17

The Fund will not invest in convertible bonds directly, but will seek exposure to a Convertible Arbitrage sub-strategy as described in Response #16 above by investing in ETFs, ETNs or open-end mutual funds.

Principal Risks of Investing in the Fund

Comment #18

With respect to the Derivatives Risk disclosure, please represent that you have reviewed the Investment Company Institute’s derivatives letter and that the Fund will comply with the guidance provided therein in terms of adequately explaining the risks of investing in derivatives.

Response #18

We confirm that we have reviewed the Investment Company Institute’s derivatives letter and that the Fund will comply with the guidance provided therein in terms of adequately explaining the risks of investing in derivatives.

Comment #19

To what extent are the management fees and performance fees paid by the Underlying Pools as described in the Underlying Pools Risk disclosure included in the Fund’s Fees and Expenses table? If such Underlying Pool fees are not included in the Fees and Expenses table, please include a footnote to the fee table explaining the range of fees and the percentage of profits.

Response #19

To the extent that the Fund or the Subsidiary has economic control of one or more of the Underlying Pools, the fees and expenses of such Underlying Pool will be consolidated with those of the Subsidiary and the Fund and will not be presented as a separate expense. At the commencement of operations, the Subsidiary will not control the Underlying Pool(s) and whether the Subsidiary ends up controlling the Underlying Pool (s) will depend upon the growth of the Subsidiary’s investment in the Underlying Pool(s) relative to the growth of investments by other investors in the Underlying Pool. Please see the revised table below.

Shareholder Fees (fees paid directly from your investment)	Class N	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.50%	None	None
Maximum Deferred Sales Charge (Load)	None	1.00%	None	None
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.55%	1.55%	1.55%	1.55%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.25%	1.00%	0.00%
Other Expenses(1)	0.38%	0.38%	0.38%	0.38%
Total Annual Fund Operating Expenses	2.18%	2.18%	2.93%	1.93%
Fee Waiver/Expense Reimbursement	0.30%	0.30%	0.30%	0.30%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.88%	1.88%	2.63%	1.63%

(1) These expenses are based on estimated amounts for the Fund’s current fiscal year.  Other Expenses do not include the costs of investing in Underlying Pools, like commodity pools. The Fund estimates that Underlying Pool expenses, if presented, would be 1.46%, which would be in addition to the Fund’s Total Annual Fund Operating Expenses. This would result in total annual operating expenses of 3.34%, 3.34%,  4.09%,  and 3.09% for Class N, Class A, Class C and Class I shares, respectively. This estimate does not include performance-based fees, which cannot be meaningfully estimated. The expenses of the Fund’s wholly-owned Subsidiary are consolidated with those of the Fund and are not presented as a separate expense.

(2) Pursuant to an operating expense limitation agreement between Solutions Funds Group, Inc. (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs, taxes and extraordinary expenses) for the Fund do not exceed 1.88%, 1.88%, 2.63%, and 1.63% of the Fund’s average net assets, for Class N, Class A, Class C, and Class I shares, respectively, through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

Additional Information About Underlying Pools

Comment #20

The prospectus states that the Underlying Pools use a form of leverage often referred to as “notional funding,” in which the notional trading level will exceed the cash deposited in its trading accounts, which is referred to as the “margin requirement.” The 1940 Act prohibits margin accounts. Please explain why the Fund should be able to do indirectly (through the Underlying Pools) that which it could not do directly.

Response #20

The Fund, through the Subsidiary, is merely a passive investor in the Underlying Pools.  The Fund’s adviser is not involved in the management of the Underlying Pools.  Additionally, none of the Underlying Pools were created for the purpose of serving as Underlying Pools for the Fund nor do the Fund or the Subsidiary control the Underlying Pools.  Accordingly, we do not believe that the Fund is engaging in activity through the Underlying Pools that it could not otherwise engage in directly.

Statement of Additional Information

Determination of Net Asset Value

Tax Status

 Comment #21

Please describe the effect of the fund on private letter rulings from the IRS.

Response #21

The third paragraph under the heading “Tax Status” has been revised in response to your comment. Please see the revised disclosure below.

The Fund has qualified and intends to continue to qualify and has elected to be treated as a regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code.  Additionally, the Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  However, the IRS has suspended issuance of any further letters pending a review of its position.  If the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.

Part C

Item 35

Comment #22

In part C, on Item 35, please confirm that your response follows the Form.

Response #22

Our disclosure for Item 35 has been revised in response to your comment. The prospectus now states that this item is “Not Applicable.”

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum